UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

ION MEDIA NETWORKS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

704231109

(CUSIP Number)

Elizabeth A. Newell, Assistant Secretary

NBC Universal, Inc.

30 Rockefeller Plaza, New York, NY 10112

(212) 664-3307

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) amends the Schedule 13D filed on September 27, 1999 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on February 14, 2003, Amendment No. 2 filed on November 9, 2005, Amendment No. 3 filed on January 18, 2007, Amendment No. 4 filed on February 23, 2007, Amendment No. 5 filed on March 15, 2007, Amendment No. 6 filed on March 30, 2007, Amendment No. 7 filed on April 11, 2007, and Amendment No. 8 filed on April 12, 2007 (together with the Initial Schedule 13D, the “Schedule 13D”), which relates to shares of Class A Common Stock (“Class A Common Stock”), par value $0.001 per share, of ION Media Networks, Inc. (the “Company”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

“On April 30, 2007, NBCU and CLP submitted to the Board a letter (the “April 30 Letter”) to address the remaining issues raised by the Special Committee and its advisors regarding the Proposed Transaction. The April 30 Letter further improves the financial terms of the proposed exchange offer for the holders of existing 14¼% Preferred Stock and 9¾% Preferred Stock as follows:

•

consistent with the proposal in the Amended Proposal Letter as of April 11, 2007, in the event holders of more than 50% of each of the 14¼% Preferred Stock and 9¾% Preferred Stock tender in the exchange offer, holders of 14¼% Preferred Stock would receive 80% of the face amount (based on the accreted value as of May 15, 2006), comprised of 70% in principal amount of newly issued Series A Convertible Subordinated Debt and 10% in face amount of newly issued Series A Convertible Preferred Stock, and holders of 9¾% Preferred Stock would receive 50% of the face amount (based on the accreted value as of September 30, 2006), comprised of 40% in principal amount of Series A Convertible Subordinated Debt and 10% in face amount of Series A Convertible Preferred Stock;

•

however, in the event holders of 50% or less of either the 14¼% Preferred Stock or 9¾% Preferred Stock tender in the exchange offer, holders of 14¼% Preferred Stock would receive 75% of the face amount (based on the accreted value as of May 15, 2006) in Series A Convertible Subordinated Debt and 5% in face amount of newly issued Series B Convertible Preferred Stock, and holders of 9¾% Preferred Stock would receive 45% of the face amount (based on the accreted value as of September 30, 2006) in Series A Convertible Subordinated Debt and 5% in face amount of newly issued Series B Convertible Preferred Stock.

The coupon of the Series A Convertible Subordinated Debt has been increased from 7% to 11%. Similarly, the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock carry a 12% coupon. The Series B Convertible Preferred Stock will rank junior to the Series A Convertible Preferred Stock and pari passu with the preferred stock to be issued to Citadel. None of these securities will be mandatorily convertible in the first year or callable for the life of the securities. In the second year, the securities will be mandatorily convertible at 102% of the conversion price; in the third year, the securities will be mandatorily convertible at 101% of the conversion price; and the securities will be mandatorily convertible at 100% of the conversion price thereafter. Given both the improved coupon and the mandatory conversion protection, these revisions provide holders with significant value enhancements.

In addition, the consummation of the Exchange Offer is no longer conditioned upon receipt of FCC approval; such revision would expedite the delivery of value to the holders of 14 ¼% Preferred Stock and 9 ¾% Preferred Stock who choose to exchange their securities in the exchange offer.

Furthermore, CM has agreed to invest additional capital to cover the transaction expenses incurred by the Company in addition to the $100 million of cash previously contemplated. These funds would be invested in the Company in conjunction with the commencement of the Tender Offer in exchange for newly issued Series B

Convertible Subordinated Debt. In effect, CM will fund $100 million to facilitate the Company’s business plan and will fund an additional amount to be agreed, to cover the expenses incurred by the Company relating to our Proposed Transaction. In addition, CM and NBCU have agreed to pay for the legal and financial advisory expenses that are incurred on their behalf and the Company will no longer be required to cover these expenses.

This description of the April 30 Letter, including the changes to the terms of the Proposed Transaction, is not complete and is subject to the terms of the April 30 Letter, attached hereto as Exhibit 28 and incorporated herein by reference.

Except as set forth herein, in the Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.”

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 28	Letter, dated April 30, 2007, from NBC Universal, Inc. and Citadel Limited Partnership to ION Media Networks, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL ELECTRIC COMPANY

By:	/s/ Richard Cotton
Name:	Richard Cotton
Title:	Authorized Signatory

NATIONAL BROADCASTING COMPANY HOLDING, INC.

By:	/s/ Elizabeth A. Newell
Name:	Elizabeth A. Newell
Title:	Assistant Secretary

NBC UNIVERSAL, INC.

By:	/s/ Elizabeth A. Newell
Name:	Elizabeth A. Newell
Title:	Assistant Secretary

NBC PALM BEACH INVESTMENT I, INC.

By:	/s/ Elizabeth A. Newell
Name:	Elizabeth A. Newell
Title:	Assistant Secretary

NBC PALM BEACH INVESTMENT II, INC.

By:	/s/ Elizabeth A. Newell
Name:	Elizabeth A. Newell
Title:	Assistant Secretary

Dated: April 30, 2007

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 28	Letter, dated April 30, 2007, from NBC Universal, Inc. and Citadel Limited Partnership to ION Media Networks, Inc.